[K-V PHARMACEUTICAL COMPANY LETTERHEAD]

August 24, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Re:	K-V Pharmaceutical Company

Registration Statement on Form S-1

File No. 333-175432

Ladies and Gentlemen:

K-V Pharmaceutical Company (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2011 the above referenced registration statement on Form S-1, as amended by Pre-Effective Amendment No. 1 filed with the Commission on August 24, 2011 (the “Registration Statement”) relating to the contemplated offer to exchange (the “Exchange Offer”) $225,000,000 aggregate principal amount of the Company’s 12% Senior Secured Notes due 2015 (the “Post-Exchange Securities”) for a like principal amount of the Company’s privately placed 12% Senior Secured Notes due 2015 (the “Pre-Exchange Securities”).

The Company is registering the Exchange Offer in reliance on the Commission’s position enunciated in the following no-action letters: Exxon Capital Holdings Corp. (April 13, 1988), Morgan Stanley & Co., Inc., (June 5, 1991), and Shearman & Sterling (July 2, 1993).

Accordingly, the Company hereby represents that:

(a)	The Company has not entered into any arrangement or understanding with any person to distribute the Post-Exchange Securities to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Post-Exchange Securities to be received in the Exchange Offer.

(b)	In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Post-Exchange Securities to be received in the Exchange Offer (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp. (April 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

(c)	The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission

August 24, 2011

(d)	The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Pre-Exchange Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Post-Exchange Securities in exchange for such Pre-Exchange Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (July 2, 1993)) in connection with any resale of such Post-Exchange Securities.

(e)	The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(1)	An acknowledgment that the exchange offeree is not engaged in, and does not intend to engage in, a distribution of the Post-Exchange Securities.

(2)	If the exchange offeree is a broker-dealer holding Pre-Exchange Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Post-Exchange Securities received in respect of such Pre-Exchange Securities pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please call upon the undersigned or our counsel, Thomas A. Litz of Thompson Coburn LLP (314) 552-6072, if you have any questions or require additional information or documentation.

Very truly yours,

K-V PHARMACEUTICAL COMPANY

By:	/S/ THOMAS S. MCHUGH
Thomas S. McHugh, Chief Financial Officer